UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C.   20549


                         FORM 10 - SB


          GENERAL FORM FOR REGISTRATION OF SEURITIES
        OF SMALL BUSINESS ISSUERS UNDER SECTION 12 (b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934


                      RENT USA, INC.
                   -------------------
        (NAME OF SMALL BUSINESS ISSUER IN ITS CHARTER)


NEVADA                                       33-5695839
-------                                      -----------
(STATE OR OTHER JURISDICTION OF            (I.R.S. EMPLOYER INCORPORATION OR
ORGANIZATION)                               IDENTIFICATION NO.)

PO BOX 91, CHINO, CA 91710
------------------------------------------
(ADDRESS OF PRINCIPAL EXECUTIVE OFFICE)

(909) 590-2727
---------------------------
(ISSUER'S TELEPHONE NUMBER)


SECURITIES TO BE REGISTERED UNDER SECTION 12 (b) OF THE ACT:

TITLE OF EACH CLASS             NAME OF EACH EXCHANGE ON WHICH
TO BE SO REGISTERED             EACH CLASS IS TO BE REGISTERED

---------------------------     ------------------------------

---------------------------     ------------------------------

SECURITIES TO BE REGISTERED UNDER SECTION 12 (g) OF THE ACT:

                 Common Stock - .001 Par Value
               Preferred Stock - -.001 Par Value
                 ------------------------------
                       (TITLE OF CLASS)


   Common Stock, $.001 par value per share, 20,000,000 shares authorized, 4,895,250 issued and outstanding as of November l, 1999.

Preferred Stock, $.001 par value per share, 5,000,000 shares authorized, none outstanding as of November 1, 1999.

FORWARD LOOKING STATEMENTS

Rent USA, Inc., a developmental stage company ("Rent USA, Inc.," or the "Company") cautions readers that certain important factors may affect the Company's actual results and could cause such results to differ materially from any forward-looking statements that may be deemed to have been made in this Form 10-SB or that are otherwise made by or on behalf of the Company. For this purpose, any statements contained in the Form 10-SB that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the generality of the foregoing, words such as "may," "expect," "believe," "anticipate," "intend," "could," "estimate," "plans," or "continue" or the negative or other variations thereof or comparable terminology are intended to identify forward-looking statements. Factors that may affect the Company's results include, but are not limited to, the Company's limited operating history, its ability to produce additional products and services, its dependence on a limited number of customers and key personnel, its possible need for additional financing, its dependence on certain industries, and competition from its competitors. With respect to any forward-looking statements contained herein, the Company believes that it is subject to a number of risk factors, including: the Company's ability to implement its product strategies to develop its business in emerging markets; competitive actions; and, general economic and business conditions. Any forward-looking statements in this report should be evaluated in light of these important risk factors. The Company is also subject to other risks detailed herein or set forth from time to time in the Company's filings with the Securities and Exchange Commission.

INFORMATION REQUIRED IN REGISTRATION STATEMENT

TABLE OF CONTENTS


Part I                                                4

Item 1.  Description of Business                      4

Item 2.  Management's Discussion and Analysis
         or Plan of Operation                         7
Item 3.  Description of Property                     11
Item 4.  Security Ownership of Management and
         Others and Certain Security Holders         12
Item 5.  Directors, Executives, Officers and
         Significant Employees                       12
Item 6.  Remuneration of Directors and
         Executive Officers                          14
Item 7.  Interest of Management and Others in
         Certain Transactions                        14
Item 8.  Legal Proceedings                           14

Part II                                              14

Item 1.  Market Price of and Dividends of the
         Registrant's Common Equity and Other
         Stockholder Matters                         14
Item 2.  Recent Sales of Unregistered Securities     15
Item 3.  Description of Securities                   15
Item 4.  Indemnification of Directors and Officers   15

Part F/S                                             16

Item 1.  Financial Statements                        16
Item 2.  Changes in and Disagreements With Accountants
         on Accounting and Financial Disclosure      16

Part III                                             16

Item 1.  Index to Exhibits                           16
Item 2.  Description of Exhibits                     16

Signatures                                           16

Part I

Item 1.  Description of Business

Rent USA, Inc., a developmental stage company, hereinafter referred to as "the Company", is filing this Form 10-SB on a voluntary basis in order to make its financial information equally available to any interested parties or investors.

The Company was originally organized under the laws of the State of Delaware in 1998, as RENT USA, INC, Delaware Company. On November 17, 1999 the Company changed its situs to the State of Nevada and is now doing business as RENT USA, INC., a Nevada Corporation.(See Part III, Articles of Incorporation and Agreement and Plan of Merger, which is the document vehicle required by the state of Nevada to change the company to Nevada).

Rent USA is in the business of acquiring and managing companies that rent construction, forestry and multipurpose equipment to construction firms, contractors, and other users of commercial machinery.

Over the last twenty years, construction and development in the United States has continually increased. Due to this gradual increase of activity, demand for rental construction equipment and machinery has been sustained at a relatively high level. Large-scale corporations have moved to fulfill this demand; however, the structures of these firms have prevented these corporations from being responsive to the needs of their customers. The opportunity has surfaced for Rent USA to increase its machinery & equipment available for rent to take advantage of the advancing demand for rental equipment.


In December 1999 the Company purchased a number of assets from Pacific Standard Financial Group, Inc. This purchase provided the Company with a Marketing Agreement with Northland Supply Company which enables the Company to provide Northland with rental equipment and supplies under the Disabled Veterans Business Enterprise (DVBE) program. The ability to tap into the large contract available under DVBE is a contributing factor to the potential success of the Company. (See attached Marketing Agreement in Part

Current Service
---------------

The Company provides service in four major categories:

1. Equipment Rentals - the principal service, consists of renting equipment to small and large contractors, and construction companies.

2. Equipment Sales - a supplementary service, incorporating the sale of used machinery to small and large contractors, and construction companies.

3. Re-Rentals - consists of rentals of equipment that Rent USA does not currently have in its inventory. In order to fulfill these orders, Rent USA must rent this equipment from another rental yard at a smaller 20% margin.

4. Trade Rentals - is the process in which Rent USA will rent its equipment to other rental yards in order for them to fulfill their orders.

By following management's acquisitions plan, the Company will position itself as a premier provider in the above-mentioned service categories.


Industry Analysis
-----------------

The equipment rental market is growing at a rapid rate. The market for these products amounted to $3 billion in 1996. This represents 20% growth over the last five years.

According to the American Rental Association and "Rental Equipment Register", a trade publication, the overall equipment rental market (the "Market") for the construction industry exceeded $3.5 billion in 1997 and rose from that number in 1998. The area of greatest growth in the equipment rental market is in the area of rentals to entities in the process of fulfilling state and federal contracts.

Currently, the market is shared by 7,000 equipment rental yards across the United States, with United Rental Corporation positioned as the market leader. Through acquisitions, United Rental has amassed over $1.7 billion in rental revenues for fiscal 1998. United Rental began its acquisition strategies upon its inception in 1997.

Customer Profile
----------------

Rent USA's target market includes small and large contractors, and construction companies. The most typical customers for Rent USA's product are individuals or companies in the construction field, which currently use Rent USA's products for small and large additions, renovations, and construction of homes, buildings, and state and federally funded projects.

Competition
-----------

Companies that compete in this market are Hertz Equipment Rental Corporation, United Rentals, Coastline Equipment, NEF Rental, Prime Rental, Pro Equipment, and Clairmont Equipment Rental. All companies mentioned have competitive pricing strategies.

Key factors that have resulted in the present competitive position in this industry are the increases of state and federal construction contracts and the decreases of equipment owned by contractors and construction companies. It is cheaper for these contractors and construction companies to rent the equipment on an as-needed basis, while having another business responsible for the transportation and maintenance of this equipment.

The major strengths of Rent USA's competitors are their full range of equipment rental offerings. The major weaknesses of Rent USA's competitors is that most have a bloated middle management that affects their ability to quickly adjust to changing market conditions. Also, many of these companies lack personal service, which leads to customer sentiment of being just another sale, rather than a long term customer. For example, Hertz Equipment Rental Corporation will only rent equipment if you have an established account. They will accept no walk-up, cash sales.

The major competitors' objectives and strategies are to acquire or merge with more profitable companies in order to increase their efficiency and product offering, thereby providing additional revenues and an increased customer base.

The most likely response by major competitors to trends affecting the rental industry will be to merge and acquire companies that they see as a threat to their customer base, revenues, and profitability.

Patents
-------

The Company does not hold trademarks, copyrights or patents.

Regulations
-----------

The passing of the Disabled Veterans Business Enterprise (DVBE) program in California and by Congress on a Federal level gives an entitlement to disabled veterans on a par with minorities. The gives a certified Disabled Veterans Business Enterprise the right to 3% of all expenditures for State of California and Federal public works projects. The company has an agreement that allows it to utilize this favorable regulation. Other than this law, no material regulations govern this business enterprise beyond standard business practices and licenses.

Employees
---------

The Company currently employs 22 full time employees with no organized labor and/or union agreements. The heavy equipment rental industry has minimal seasonal impact to the employees. The Company will maintain industry standard health and other necessary benefits for its key employees which will be expanded upon on further filings and when the Company has additional cash flow necessary to offer these benefits.

The Company currently holds a 7 year term Employment Contract with the President, CEO, Mr. Al Harvey dated July 27, 1998. The contract agrees upon the duties and compensation between the two parties. (See attached Employment Contract in Part III Item 1 in this registration).

Risk Factors
------------

The top business risks that Rent USA faces are the increased prices of equipment for purchase, and increased transportation and maintenance costs of equipment owned.

An additional economic risks affecting Rent USA would be a lag in the construction industry, and a downturn in the economy thereby decreasing the demand for Rent USA's equipment by small contractors because this market is extremely vulnerable to reversionary economies.

Item 2.  Management's Discussion and Analysis or Plan of
         Operation

Present Situation
-----------------

Company

The Company is in the business of acquiring and managing companies that sell and rent construction, forestry and multi-purpose equipment to construction firms, contractors, and other users of commercial machinery.

The Company benefits from an exclusive rental agreement with Northland Rental & Supply, a California State certified Disabled Veteran Business Enterprise
(DVBE). Northland Rental & Supply enjoys the preferred status of a DVBE, which are entitled by law, both California and Federal law, to 3% of all expenditures for State of California and Federal public works projects.

To keep pace with the rapidly consolidating rental equipment industry, the Company will follow An active program of mergers and acquisitions. The Company has acquired the assets of Big Iron - a rapidly growing equipment rental firm and California Equipment Sales, and seller of construction equipment located in Redding, Ca. Additionally, several other rental operations have been targeted for in-depth due diligence examinations to verify validity of acquisition qualifications. The following is a list of locations targeted for acquisition (exact companies can not be named publicly due to the intense acquisition nature of the industry as well as signed Non-Disclosure Agreements with the companies in these locations):

La Verne, CA
Bakersfield, CA
San Diego, CA
Tracy, CA

Additional facilities planned for acquisition:

Riverside, California
Approximately 28,620 square feet office and maintenance facility on a 3.8 acre parcel of land.
Lease term:  Estimated  3-5 years at $7,000 per month

Redding California
Approximately 15,000 square feet of office and warehouse on a five acres parcel of land.
Lease term:  Estimated  3-5 years at $7,000 per month

With an active and aggressive plan for acquisitions, the Company will have sustained growth in this rapidly consolidating industry.

The management team boasts a considerable experience base in the market and is specifically targeting companies for acquisition in regions with high projected growth. Based on the projected building needs nationwide and available contracts for companies with DVBE contacts, Rent USA will enjoy sustained growth well into the next millennium.

Market Environment

According to the "Rental Equipment Register", a leading trade publication, the rental market has been expanding since the end of the recession in 1994. The Company expects to take advantage of the recent availability of state and federal public works contracts to build schools, industrial areas, and roads. In addition, the recent surge in home prices has contributed to an increased market for equipment rentals for both building additions to, maintaining, and building homes and subdivisions by contractors.

Pricing and Profitability

Current prices are competitive and profits are increasing with each addition to Rent USA's available rental equipment. The Company's prices vary according to type of equipment needed and discounts are offered for extended rental periods.

Customers

Current customers are using the Company's product for building roads, industrial projects, homes, buildings, and additions thereto. These customers, who are usually the parties who enter into construction contracts which show that they are contracting with the Company to meet their equipment needs, are requesting that the Company provide additional equipment in order to meet their increased needs to fulfill contracts.

Growth

At this time, Rent USA is quickly becoming a highly visible and regionally known company for providing affordable and highly maintained equipment to renters in the equipment rental industry. The Company is developing and marketing brand awareness in the California and Nevada marketplace, becoming a leader in equipment rental to contractors and construction companies. Through further planned acquisitions sales are projected to exceed $9,500,000 in the year 2000.

Marketing Plan
--------------

Responses from current users of rental equipment indicate that the Company's products will enjoy an excellent reputation and the current management plans to encourage this trend. Inquiries from prospective customers suggest that there is considerable demand for the Company's services. Relationships with other equipment renters and major construction companies substantiate the feeling that Rent USA has a potential for considerable growth and accomplishment in the company's industry and geographic area.

The Company's marketing strategy is to enhance, promote and support the fact that its equipment is of the highest quality, while maintaining the highest level of maintenance and reliability. Rent USA also stresses customer satisfaction, and its management wishes to foster personal relationships with its customers.

Sales Strategy

Because of the special market characteristics (increased demand for timely completion of construction projects), the Company's sales strategy includes the implementation of field representatives that target contractors who are submitting bids on projects. Rent USA's strategic alliance with Northland Rental & Supply, a Disabled Veterans Business Enterprise (DVBE) enables the Company to participate in State of California and Federal DVBE mandated projects where companies who are not associated with a DVBE contractor may participate only after a Disabled Veterans Business has been contracted with. Three (3%) percent of all California State and Federal contracts must be, by entitlement, offered to DVBE certified companies. Rent has an exclusive contract with a DVBE certified company as discussed above, Northland Rental and Supplies.

Advertising and Promotion

The Company's overall advertising and promotional objectives are to position the firm as a leader in the equipment rental market.

The Company will develop an advertising campaign built around the message of "we will be there when you need a job done right", beginning with a "who we are" statement and supporting it with ads that reinforce this message. Additionally, the Company will develop a consistent and ongoing program to reach out to the market throughout the year, in order to capture greater market share. Combined with standard advertising practices, the Company will gain considerable recognition through direct mail and targeted marketing efforts (such as phone solicitations, and Internet advertisements) to past and current customers, and contractors submitting bids on projects.

Conclusion

The Company understands that proper initial and sustained customer service and responsiveness will serve to further the Company's advances and growth in the marketplace. Therefore it has made a commitment to excellence with regard to its customers.

The Company will sustain growth and profitability by acquiring additional established rental yards in strategic locations throughout California, Nevada and other western states. Rent USA will also seek to build new rental yards from ground up whenever it determines that a viable marketplace exists. In order to maintain profitability, the Company will look to having equipment yards geographically located to meet the needs of local small contractors, while larger regional yards will be added to service the large contractor, industrial, and government markets.

Business Risks
--------------

Cost Structure

Although the Company's product will be well accepted by the market at current price levels, there is no assurance that it will be able to continue successfully marketing the increased inventories of its acquisitions. If the market acceptance of the Company's products slows, margins and profitability may suffer.

The Company had planned to add equipment to further increase rental capacity over a period of time from cash flow. However, market opportunities for the Company products have encouraged the acceleration of expansion and acquisition plans. The Company believes the net proceeds from financing and cash flow from operations will be sufficient to meet the expected growth in demand for its equipment. There can be no assurance that sufficient capital will be raised or that future rental sales will meet the Company's growth expectations.

Competition

The Company competes with national companies, several of whom dominate the market. Hertz Equipment Rental Corporation and United Rentals have greater sales, and financial, production, distribution, and marketing resources than Rent USA. Although management believes that most of the Company's market share will come from DVBE marketing and smaller rental companies' customer bases, there can be no assurance that competition in the future will not increase from the national brands or from present or new regionally-based companies, many of which, like Rent USA, have recently completed or are planning significant expansions. Furthermore, if the market continues to grow, the major national companies will likely devote greater resources to this segment.

Industry Growth

The demand for rental equipment has increased dramatically over the past three years. Rent USA and other companies are increasing their capacity in order to meet this growth. There can be no assurance, however, that the growth will continue at the present rate, or at all, and the demand may not keep up with increases in supply, in which case the Company may face heightened competition and be unable to rent sufficient quantities of its equipment to maintain projected revenues and profit margin.

Product Liability

The Company has liability insurance and will continue such coverage if available at a reasonable cost. However, future increases in insurance premiums could make it prohibitive to maintain adequate insurance coverage. A large damage award against the Company, not adequately covered by insurance, would adversely affect its financial position.


Environmental Risks
--------------------

Economic

The economic risks affecting the Company are a lag in the construction industry and a downturn in the economy, thereby decreasing the demand for rental equipment by small contractors because both markets are extremely vulnerable to reversionary economies. The best strategy for the Company is to maintain prices that are affordable, therefore increasing the potential for sales. A savings strategy is to be implemented in order to meet loan payments during periods of recession.

Weather

The Company has attempted to protect against catastrophic weather such as fire, floods and/or earthquakes. Despite these precautions, a major natural disaster could affect the Company's business by causing a reduction in the equipment rented for building purposes. But, during a natural disaster, equipment may be needed to clear debris, pump out water, etc. Additionally, once the natural disaster is through, the Company's equipment will be in demand for clean up and repair of damage caused by natural disasters.

Legal and Governmental

Expansive rights were given to DVBE companies through California law in 1989 and Federal law in 1999. Although unlikely, it is proper to note that Federal DVBE guidelines, which were signed into law in the Fourth Quarter of 1999, and/or the State of California DVBE guidelines could conceivably be revised downward at some future date. This might cause a loss of business that would otherwise come to the Company through its exclusive agreement with Northland, a DVBE certified company. This in turn might cause a loss of income and viability in the marketplace. The Company will remain abreast of this possibility and other legal issues facing the rental industry through following research reported in the "Rental Equipment Register" (RER) and other industry publications, and by retaining on-going legal and accountant counsel to address legal and tax issues.

Item 3.  Description of Property

The Company leases a 1,500 square foot office space in Chino, California. The lease term has been extended to September 30, 2001 with a base rent of $725 increased by 3% starting October 1, 2000. CAM charge is $35.00 per month.

The Company also has a 2 acre equipment yard facility in Corona, California.

The Company also has a small corporate office located at 3450 E. Russell Road, Las Vegas, Nevada 89120.

Equipment Owned / Leased

MODEL          MACHINE
-----------------------

AMERICAN       Comp-wheel
BEE GEE        18'
BOBCAT         BREAKER
BOBCAT         AUGER
CASE           BUCKETS
CAT            D-6H
CAT            D-7G
CAT            D-8N
CAT            988
CAT            824B
CAT            416H
DAEWOO         G25S
DAEWOO         G25S
FORD           F350
Ford           Water Truck
GREENLEY       Drop Hammer
GREENLEY       Binder
GREENLEY       Puller
GROVE          66' Boom
HARBOR         4X8 TRAILOR
ISCCO          1700 Hammer
JOHN DEER      Gator
JOHN DEER      Gator
JOHN DEER      Gator
KENWORTH       600
MARK 80'       80' Boom
MILLER         Welder

MQ             20 kw
MISC.          Shop Tools
STORAGE UNIT   20'
TRAILER        8X20
WAKER          Gen 5000 W
WAKER          Gen 5000 W
WAKER          Gen 3000 W
WAKER          Jumping Jack
WAKER          Plate
UPRIGHT        24' SCISSOR

Item 4.  Security Ownership of Management and
         Others and Certain Security Holders

To the best knowledge of the Company as of November 1, 1999, other than Pacific Standard Financial Group, Inc., ("PSFG") which received 1,098,289 for select assets purchased, there are no persons known by the Company to own beneficially more than 5% of the Company's outstanding common stock. It is to the best knowledge of the Company that the Stock received by PSFG was divided up between those owners and not one person ones 5% of the stock transferred to that company.

All Executive Officers and Directors as a Group:

AL HARVEY                             1,500 (Less than 5%)

Item 5.  Directors, Executives, Officers and Significant
         Employees

The directors and officers of the Company are as follows:

Name                        Position
------------                --------------------

Al Harvey                   President and CEO
Dan McCoy                   Vice President & CFO
Gary Hulbert                Vice President & Regional Manager
Tom Kaplan                  Sales Manager

Rent USA's management team consists of a group experienced professionals.
Their backgrounds consist of more than 100 collective years of experience.
Rent USA's CEO and advisory staff has more than 100 collective years of construction and rental experience. Rent USA's financial team has more than 25 collective years of finance and accounting experience.


Management Responsibilities
----------------------------

Al Harvey, President and CEO

Mr. Harvey develops and maintains the company vision. Oversees all areas and company departments. Approves all financial obligations. Seeks business opportunities and strategic alliances with other organizations. Plans, develops and establishes policies and objectives of business organization in accordance with board directives and company charter. Directs and coordinates financial programs to provide funding for new or continuing operations in order to maximize return on investments and increase productivity.

Goals include: To form Rent USA into one of the premier equipment rental companies in the Unites States by maintaining quality of equipment, service and reliability to facilitate increased revenues, profitability, and exposure.

Dan McCoy, Vice President and CFO

Works closely with CEO to develop revenue and profitability goals. Works with investors and creditors to raise required capital to meet Companies funding requirements. Works with CEO to target and review feasibility of potential acquisitions. Overseas Company's overall accounting and tax liabilities. Works with Sales Manager to establish optimal sales levels and pricing.

Gary Hulbert, Vice President and Regional Manager

Overseas the Southern California Divisions of the Company to ensure maximum profitability and adherence to Board mandated policies and directives.

Tom Kaplan, Sales Manager

Manage the field sales representatives. Provides assistance to the Controller and CEO to determine optimal sales and pricing levels.

Goals include: Develop and maintain an effective and efficient sales force and sales presentation to optimize sales and profitability.

Management Team Backgrounds
----------------------------

The strength of Rent USA's management team stems from combined expertise in both management and technical areas. This has produced outstanding results over the past years. In addition, the leadership and alignment characteristics of Rent USA's management team have resulted in the establishment of broad and flexible goals designed to meet the ever-changing demands of the quickly moving marketplace requiring Rent USA's products. This is evident when the team responds to situations requiring new and innovative capabilities.


Al Harvey, President & CEO

Mr. Harvey's professional experience includes virtually every aspect of the equipment rental industry. He has been involved in the construction and rental industry for over 30 years. Mr. Harvey has acquired specific knowledge of the needs of construction contractors in order to develop an efficient and market responsive rental organization. He has for ten years been actively involved in the establishment of a recognized program for Disabled Veteran owned Business Enterprises. Subsequently Al formed Rent USA and coordinated a joint venture with Northland Rental & Supply, a DVBE business.


Daniel L. McCoy, Vice President & CFO

Mr. McCoy has extensive experience in the banking and finance area. Previous position held include Vice President & Manager of International Banking for Union Bank of California; Vice President & Manager of International Treasury Services for Standard Chartered Bank of London; Vice President & Manager of Cash Management Services First Interstate Bank Ltd. (wholesale banking subsidiary). More recently Mr. McCoy has served as VP & CFO of Environmental Energy Systems Inc., an alternative fuel manufacturer and distributor.


Gary Hulbert, Vice President & Regional Manager

With more than 40 years heavy equipment sales and management experience, Mr. Hulbert brings great depth to the Rent USA management team. This experience includes the follow positions: General Manger Southland Equipment Sales, General Manger Samsung Southern California Dealership, Operations Manger for Western Equipment of Fontana California, Sales Manager for Empire Equipment in San Diego, Area Sales Representative Shepard CAT dealership - Los Angeles Area.


Tom Kaplan, Sales Manger

Mr. Kaplan has been involved in the construction and heavy equipment industry for more than 18 years. Among the former position he has held are: General Manager of Orphan Equipment, Assistant Manger of Used Equipment for SMA Equipment Company of Riverside California, Rental Manager for Southland Equipment Services of Fontana California, Western Sales Manger for Interpipe, Inc., Western Sales and Rental Manager for Scott Machinery, and General Manager of Victor Valley Building Materials, Inc. of Victorville California.


Item 6.  Remuneration of Directors and Executive Officers

                         Annual                 (a)Off Balance
Name:                    Comp.                   Sheet Sales
------------------------------------------------------------
Al Harvey, CEO          $ 225,000
Dan McCoy, VP&CFO       $ 150,000
Gary Hulbert, VP&RM     $  84,000                       5%
Tom Kaplan, Sales Mgr.  $  84,000                       5%
Open - Controller       $  42,000

(a) percent representative of off balance sheet sales handled personally by officer.

Item 7.  Interest of Management and Others in Certain
         Transactions

No known conflicts of interest or self dealing are known at this time.

Item 8.  Legal Proceedings

There is no litigation pending at this time.

Part II

Item 1.  Market Price of and Dividends of the Registrant's
         Common Equity and Other Stockholder Matters

Dividends have not been issued by the Company. The market value is to be determined.

Item 2.  Recent Sales of Unregistered Securities

None.

Item 3.  Description of Securities

The Company is authorized to issue 20,000,000 shares of Common Stock, par value $0.001 per share and 5,000,000 shares of Preferred Stock, par value $0.001 per share. The Company's presently 4,895,250 shares of Common Stock issued and outstanding are held by approximately 30 of record.

Common Stock.

All shares of Common Stock have equal voting rights and, when validly issued and outstanding, are entitled to one vote per share in all matters to be voted upon by shareholders. The shares of Common Stock have no preemptive, subscription, conversion or redemption rights and may be issued only as fully paid and non-assessable shares. Cumulative voting in the election of directors is not permitted, which means that the holders of a majority of the issued and outstanding shares of Common Stock represented at any meeting at which a quorum is present will be able to elect the entire Board of Directors if they so choose and, in such event, the holders of the remaining shares of Common Stock will not be able to elect any Directors. In the event of liquidation of the Company, each shareholder is entitled to receive a proportionate share of the Company's assets available for distribution to shareholders after the payment of liabilities and after distribution in full of preferential amounts, if any. All shares of the Company's Common Stock issued and outstanding are fully-paid and non-assessable. Holders of the Common Stock are entitled to a pro-rata share in dividends and distributions with respect to the Common Stock, as may be declared by the Board of Directors out of funds legally available therefore.

Preferred Shares.

Shares of Preferred Stock may be issued from time to time in one or more Series as may be determined by the Board of Directors. The voting powers and preferences, the relative rights of each such Series and the qualifications, limitations and restrictions thereof shall be established by the Board of Directors, except that no holder of Preferred Stock shall have preemptive rights.

Item 4.  Indemnification of Directors and Officers

The Nevada Revised Statutes and the Company's Articles of Incorporation and Bylaws authorize indemnification of a director, officer, employee or agent of the Company against expenses incurred by him or her in connection with any action, suit, or proceeding to which such person is named a party by reason of having acted or served in such capacity, except for liabilities arising from such person's own misconduct or negligence in performance of duty. In addition, even a director, officer, employee or agent of the Company who was found liable for misconduct or negligence in the performance of duty may obtain such indemnification if, in view of all the circumstances in the case, a court of competent jurisdiction determines such person is fairly and reasonably entitled to indemnification. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Commission, such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

Part F/S

Item 1.  Financial Statements

The audited financial statements of the Company and related notes which are included in this offering have been examined by James E. Slayton, CPA, and have been so included in reliance upon the opinion of such accountants given upon their authority as an expert in auditing and accounting.

The following documents are filed as part of this report:

a) Rent USA, Inc.

                                   Rent USA, Inc.
                           (A DEVELOPMENT STAGE COMPANY)

                                FINANCIAL STATEMENTS
                                  December 15, 1998

                        TABLE OF CONTENTS

                                                           PAGE
INDEPENDENT AUDITORS' REPORT                               F-1

BALANCE SHEET - ASSETS                                     F-2

BALANCE SHEET - LIABILITIES AND SHAREHOLDER'S EQUITY       F-3

STATEMENT OF OPERATIONS                                    F-4

STATEMENT OF STOCKHOLDERS' EQUITY                          F-5

STATEMENT OF CASH FLOWS                                    F-6

NOTES TO FINANCIAL STATEMENTS                              F-7

James E. Slayton, CPA
3867 WEST MARKET STREET
SUITE 208
AKRON, OHIO 44333

INDEPENDENT AUDITORS' REPORT

Board of Directors                        December 15, 1999
Rent USA, Inc. (The Company)
Las Vegas, Nevada 89109

     I have audited the Balance Sheet of Rent USA, Inc. (A Development Stage Company), as of December 15, 1999, and the related Statements of Operations, Stockholders' Equity and Cash Flows for the period November 17, 1999 (Date of Inception) to December 15, 1999. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

     I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis evidence supporting the amounts and disclosures in the financial statement presentation. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

     In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Rent USA, Inc., (A Development Stage Company), as of December 15, 1999, and the results of its operations and cash flows for the period November 17, 1999 (Date of Inception) to December 15, 1999, in conformity with generally accepted accounting principles.

     The accompanying financial statements have been prepared assuming the Company will continue as a going concern. as discussed in Note 3 to the financial statements, the Company has had limited operations and has not established a long term source of revenue. The Company has had operating losses in its previous operating periods. this raises substantial doubt about its ability to continue as a going concern. Management's plan in regard to these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ James E. Slayton
-------------------------
James E. Slayton, CPA
Ohio License ID# 04-1-15582

                        Rent USA, Inc.
                (A DEVELOPMENT STAGE COMPANY)
                      BALANCE SHEET
                          AS AT
                    December 15, 1999


                          ASSETS

   ASSETS


CURRENT ASSETS
Cash                                                     0.00
                                                 -------------
Total Current Assets                                     0.00

PROPERTY AND EQUIPMENT
Property and Equipment(net of depreciation       7,154,081.00
                                                 -------------
Total Property and Equipment                     7,154,081.00

OTHER ASSETS
Organization Costs(net of amortization)                  0.00
                                                 -------------
Total Other Assets                                       0.00
                                                 -------------
TOTAL ASSETS                                     7,154,081.00
                                                 -------------
                                                 -------------

                 See accompanying notes to financial statements
                                     F-2

                                   Rent USA, Inc.
                           (A DEVELOPMENT STAGE COMPANY)
                                  BALANCE SHEET
                                      AS AT
                                December 15, 1999

                              LIABILITIES & EQUITY



CURRENT LIABILITES
Accounts Payable                                                        910.00
                                                                  -------------
Total Current Liabilities                                                 0.00

OTHER LIABILITIES
Noncurrent Liabilities                                            1,661,721.00
                                                                  -------------
Total Other Liabilities                                           1,661,721.00

                                                                  -------------
Total Liabilities                                                 1,661,721.00

   EQUITY
Common Stock, $0.001 par value, authorized 20,000,000
shares; issued and outstanding at 12/15/1999,
1,103,289 common shares                                               6,098.00
Additional Paid in Capital                                        5,490,347.00
Donated Capital                                                           0.00
Retained Earnings (Deficit accumulated during development stage)     (5,910.00)
                                                                  -------------
Total Stockholders' Equity                                        5,490,535.00
                                                                  -------------
   TOTAL LIABILITIES & OWNER'S EQUITY                            $7,154,081.00
                                                                  -------------
                                                                  -------------


                 See accompanying notes to financial statements
                                     F-3

                        Rent USA, Inc.
                (A DEVELOPMENT STAGE COMPANY)
                  STATEMENT OF OPERATIONS
                       FOR PERIOD
November 17, 1999 (Date of Inception) to December 15, 1999




    REVENUE
Services                                          0.00

   COSTS AND EXPENSES
Selling, General and Administrative          (5,910.00)
                                          -------------
     Total Costs and Expenses                     0.00
                                          -------------
     Net Ordinary Income or (Loss)                0.00
                                          -------------
                                          -------------

Weighted average number of common
   shares outstanding                        5,109,829

Net Loss Per Share                                0.00


                 See accompanying notes to financial statements
                                     F-4

                                Rent USA, Inc.
                         (A DEVELOPMENT STAGE COMPANY)
                   STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
                                FOR PERIOD
          November 17, 1999 (Date of Inception) to December 15, 1999



                                                                                  Deficit
                                                                              accumulated
                           Common                  Additional                      during         Total
                            Stock                     paid-in       Donated   development Stockholder's
                           Shares        Amount       capital       Capital         stage        Equity
                     ------------  ------------  ------------  ------------  ------------  ------------

March 26, 1999         5,000,000      5,000.00          0.00          0.00                    5,000.00
Issued for cash

December 10, 1999      1,098,289      1,098.29  5,490,346.71                                 5,491,445
Issued as part of
December 10, 1999
purchase agreement

Net loss                                                                       (5,910.00)    (5,910.00)
November 17, 1999
(inception) to
December 15, 1999
                     ------------  ------------  ------------  ------------  ------------  ------------
Balances as at
December 15, 1999      1,098,289     $1,103.29 $5,490,346.71         $0.00    ($5,910.00)$5,490,535.00
                     ------------  ------------  ------------  ------------  ------------  ------------
                     ------------  ------------  ------------  ------------  ------------  ------------


                 See accompanying notes to financial statements
                                     F-5

                        Rent USA, Inc.
                (A DEVELOPMENT STAGE COMPANY)
                  STATEMENT OF CASH FLOWS
                       FOR PERIOD
November 17, 1999 (Date of Inception) to December 15, 1999




CASH FLOWS FROM OPERATING ACTIVITIES
 Net (loss) from operations                                  ($5,910.00)
   Adjustments to reconciled net income
   to net cash provided
 Depreciation Expense                                              0.00
 Increase in accounts payable                                    910.00
 Services rendered in exchange for stock                           0.00
                                                           -------------
      Net cash flow provided by operating activities          (5,000.00)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of software                                               0.00
Purchase of domain name                                            0.00
Purchase of URL                                                    0.00
                                                           -------------
      Net cash used by investing activities                        0.00

CASH FLOWS FROM FINANCING ACTIVITIES
Issuance of Capital Stock                                      5,000.00
Advances from parent company                                       0.00
                                                           -------------
      Net cash provided by financing activities                5,000.00


      Net increase (decrease) in cash                              0.00
      Balances as at end of period                                 0.00


                 See accompanying notes to financial statements
                                     F-6

                                   Rent USA, Inc.
                           (A DEVELOPMENT STAGE COMPANY)
                           NOTES TO FINANCIAL STATEMENTS

NOTE 1 - HISTORY AND ORGANIZATION OF THE COMPANY

     The Company was organized July 27, 1998 (Date of Inception) under the laws of the State of Delaware, as Rent USA, Inc. (The Company) has no operations and in accordance with SFAS #7, the Company is considered a development state company.

     On March 26, 1999, the Company issued 5,000,000 shares of its $.001 par value common stock for $5,000.00 in cash.

     On or about November 17, 1999, the Company incorporated in Nevada Solely for the purpose of moving the corporate domicile to Nevada.

     On December 15, 1999, the Company purchased a number of assets and issued 1,098,289 shares of its $.001 par value common stock and assumed related liabilities in the amount of $1,661,721.00.

     The Company has 20,000,000 of $.001 par value common stock authorized and 5,000,000 of $.001 par value preferred stock authorized.

     There have been no other issuances of equity of Common Stock.

NOTE 2 - ACCOUNTING POLICIES AND PROCEDURES

     Accounting policies and procedures have not been determined except as follows:

     1.  The Company uses the accrual method of accounting.

     2.  The cost of organization was expensed when incurred.

     3. Basic earnings per share is computed using the weighted average number of shares of common stock outstanding.

     4. The Company has not yet adopted any policy regarding payment of dividends. No dividends have been paid since inception.

     5. The cost of equipment is depreciated over the estimated useful life of the equipment utilizing the straight line method of depreciation. The amount of depreciation recorded during this period was $0.00.

                                   Rent USA, Inc.
                           (A DEVELOPMENT STAGE COMPANY)
                           NOTES TO FINANCIAL STATEMENTS

NOTE 2 - ACCOUNTING POLICIES AND PROCEDURES - CONTINUED

     6. The Company experienced losses since its inception (date of inception) to December 15, 1999. The Company will review its need for a provision for federal income tax after each operating quarter and each period for which a statement of operations is issued. There has not been any deferred tax benefits recorded as management has deemed it less than likely that the net operating losses will be utilized.

     7.  The Company has adopted December 31 as its fiscal year end.

     8.  The Company records its inventory at cost.

     9. The preparation of financial statements in conformity with generally accepted accounting principles requires that management make estimates and assumptions which affect the reported amounts of assets and liabilities as at the date of the financial statements and revenues and expenses for the period reported. Actual results may differ from these estimates.

    10. The Company's Statement of Cash Flows is reported utilizing cash (currency on hand and demand deposits) and cash equivalents (short-term, highly liquid investments). The Company's Statement of Cash Flows is reported utilizing the indirect method of reporting cash flows.

    11. The Company's other assets which are identifiable intangible assets are amortized on a straight line basis for a period of 60 months, the estimated economic life of the licensing rights. The amount of amortization of intangible assets recorded during this period was $106,606.00.

     NOTES 3 GOING CONCERN

     The Company's financial statements are prepared using the generally accepted accounting principles applicable to a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, the Company has not generated significant revenues from its planned principle operations. Without realization of additional capital, it would be unlikely for the Company to continue as a going concern.

                                   Rent USA, Inc.
                           (A DEVELOPMENT STAGE COMPANY)
                           NOTES TO FINANCIAL STATEMENTS
                                 December 15, 1999

NOTE 4 - RELATED PARTY TRANSACTION

     Office services are provided without charge by a director. Such costs are immaterial to the financial statements and accordingly, have not been reflected therein. The officers and directors of the Company are involved in other business activities and may, in the future, become involved in other business opportunities. If a specific business opportunity becomes available, such persons may face a conflict in selecting between the Company and their other business interests. The Company has not formulated a policy for the resolution of such conflicts.

NOTE 5 - WARRANTS AND OPTIONS

     There are no warrants or options outstanding to acquire any additional shares of common stock.

NOTE 6 - YEAR 2000 ISSUE

     The Year 2000 issue arises because many computerized systems use two digits rather than four to identify a year. Date-sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using year 2000 dates is processed. In addition, similar problems may arise in systems which use certain dates in 1999 to represent something other than a date. the effects of the Year 2000 issue may be experienced before on, or after January 1, 2000 and if not addressed, the impact on operations and financial reporting may range from minor errors to significant systems failure which could affect an entity's ability to conduct normal business operations. It is not possible to be certain that all aspects of the Year 2000 issue affecting the entity, including those related to the efforts of customers, suppliers, or other third parties will be fully resolved.

NOTE 7 - LONG TERM COMMITMENTS

     The Company neither owns or leases any real or personal property. Office services are provided without charge by a director. Such costs are immaterial to the financial statements and, accordingly, have not been reflected therein. The officers and directors of the Company are involved in other business activities and may, in the future, become involved in other business opportunities. If a specific business opportunity becomes available, such persons may face a conflict in selecting between the Company and their other business interests. The Company has not formulated a policy for the resolution of such conflicts.

James E. Slayton, CPA
3867 WEST MARKET STREET
SUITE 208
AKRON, OHIO 44333

To Whom It May Concern:                   December 15, 1999


     The firm of James E. Slayton, Certified Public Accountant consents to the inclusion of my report of December 15, 1999, on the Financial Statements of Rent USA, Inc. from the inception date of November 17, 1999 through December 15, 1999, in any filings that are necessary now or in the near future to be filed with the U. S. Securities and Exchange Commission.

Professionally,

/s/ James E. Slayton
-------------------------
James E. Slayton, CPA
Ohio License ID # 04-1-15582


Item 2. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure

None.

Part III

Item 1.  Index to Exhibits

Exhibit
Number       Title
--------     ------

3.1 Nevada Article of Incorporation
3.2 Nevada By Laws
10.1 Employment Contract between Rent USA, Inc. and Mr. Al
     Harvey
10.2 Marketing Agreement between Big Iron Rental and Northland
     Supply Company
10.3 Agreement and Plan of Merger

SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                  Rent USA, Inc.
                                  (Registrant)


Date: December 24, 1999                By: /s/ Al Harvey
                                       -----------------------
                                        Al Harvey
                                        President



Item 2.  Description of Exhibits